UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

April 2024

Date of Report (Date of Earliest Event Reported)

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. Miraflores 9153

Renca

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐            No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐            No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐            No ☒

Earnings Release

1Q24

Coca-Cola
SIN AZÚCAR

Conference Call Information
Thursday May 2, 2024
11:00 am Chile – 11:00 am EST

Dial-IN Participants
U.S.A. 1 (718) 866-4614
Chile: 56 (2) 2840-1484
Additional phone numbers available on the conference call link
Access code: 163263

Webcast
https://mm.closir.com/slides?id=163263

Audio
Available at www.koandina.com
Thursday, May 2, 2024, following the conference call.

April 30, 2024

Contact in Santiago, Chile
Andrés Wainer, Chief Financial Officer
Paula Vicuña, Investor Relations Officer
(56-2) 2338-0520 / andina.ir@koandina.com

EXECUTIVE SUMMARY

The quarter closed with a consolidated Sales Volume of 228.8 million unit cases*, a decrease of 2.6% compared to the same quarter of the previous year. Transactions for the quarter totaled 1,248.7 million, a decrease of 2.7% compared to the same quarter of the previous year.

Company figures reported are the following:

•	Consolidated Net Sales reached CLP 804,637 million in the quarter, increasing by 14.6% over the same quarter of the previous year.
•	Consolidated Operating Income* reached CLP 124,595 million in the quarter, representing a 26.7% increase over the same quarter of the previous year.
•	Consolidated Adjusted EBITDA* increased by 25.9% over the same quarter of the previous year, reaching CLP 160,412 million in the quarter. Adjusted EBITDA Margin reached 19.9%, an expansion of 178 basis points regarding the same quarter of the previous year.
•	Net Income attributable to the owners of the controller for the quarter was CLP 70,814 million, representing a 63.4% increase regarding the same quarter of the previous year.

SUMMARY OF RESULTS - FIRST QUARTER 2024
(Figures in million CLP)	1Q23	1Q24	Var %
Sales Volume (Million Unit Cases)	235.0	228.8	-2.6%
Net Sales	701,856	804,637	14.6%
Operating Income*	98,336	124,595	26.7%
Adjusted EBITDA*	127,437	160,412	25.9%
Net income attributable to the owners of the controller	43,339	70,814	63.4%

Comment of the Chief Executive Officer. Mr. Miguel Ángel Peirano

"We started 2024 with solid financial results. In local currency, adjusted EBITDA increased 46.4% in Brazil, 17.1% in Paraguay and 9.4% in Chile. In Argentina, we had a weak quarter, again due to the country's fragile macroeconomic situation, which resulted in a 14.2% decrease in adjusted EBITDA in local currency (in real terms). As a result, the Company's consolidated EBITDA reached CLP 160,412 million, an increase of 25.9% over the same period last year, while the adjusted EBITDA margin expanded 178 basis points to 19.9%. Excluding the Argentine operation, the Company's EBITDA grew 35.7% compared to the same period in the previous year.

In terms of sales volume, Brazil and Paraguay continued to show solid growth of 9.7% and 9.4%, respectively, compared to the same period last year. On the other hand, the Chilean operation recorded a volume decline of 2.9%, a significant improvement compared to the 8.3% decline reported in the previous quarter, while the Argentine operation recorded a decline of 23.2%, due to the factors mentioned above. As a result, consolidated volume decreased 2.6% in the quarter, but excluding the Argentina operation, it increased 3.6%.

On the other hand, in January we inaugurated a new high-capacity production line at our Renca plant, which allows us to produce carbonated beverages as well as flavored and plain waters.

Finally, in February, we received the results of our participation in the Carbon Disclosure Project (CDP), a global platform that enables companies and cities to manage, disclose and share key information about their environmental impacts. The result was very positive, we achieved an A- rating and became part of the group of global leaders".

*For definitions, please refer to the Glossary on page 13 of this document.

COCA-COLA ANDINA
1Q24 EARNINGS RELEASE
www.koandina.com

BASIS OF PRESENTATION

Figures in the following analysis are expressed in accordance with IFRS, in nominal Chilean pesos, both for consolidated results and for the results of each of our operations. All variations with respect to 2023 are nominal.

Since Argentina has been classified as a Hyperinflationary economy, pursuant to IAS 29, translation of figures from local to reporting currency was performed using the closing exchange rate for the translation to Chilean pesos. Local currency figures for both 2024 and 2023 referred to in the Argentina sections are expressed in March 2024 currency.

Finally, a devaluation of local currencies regarding the U.S. dollar has a negative impact on our dollarized costs and a devaluation of local currencies regarding the Chilean peso has a negative impact upon consolidating figures.

When we refer to "Argentina", we mean our subsidiaries Embotelladora del Atlántico S.A. and Empaques Argentina S.A. When we refer to "Chile", we mean our subsidiaries Embotelladora Andina S.A., VJ S.A., Vital Aguas S.A., Envases Central S.A. and Re-Ciclar S.A.

CONSOLIDATED RESULTS: 1st Quarter 2024 vs. 1st Quarter 2023

(Figures in million CLP)	1Q23	1Q24	Var %
Net Sales	701,856	804,637	14.6%
Operating Income	98,336	124,595	26.7%
Adjusted EBITDA	127,437	160,412	25.9%
Net income attributable to the owners of the controller	43,339	70,814	63.4%

During the quarter, consolidated Sales Volume was 228.8 million unit cases, which represented a decrease of 2.6% compared to the same period of 2023, explained by the volume decrease in the Argentine and Chilean operations, partially offset by the volume increase in the Brazilian and Paraguayan operations. The Non-Alcoholic Beverages Segment represented 94.8% of consolidated Sales Volume and declined by 2.9%, explained by the decrease of the Segment in Argentina and Chile, partially offset by the increase in Brazil and Paraguay. The Alcoholic Beverages Segment represented 5.2% of total volume and grew 4.0%, which was explained by the volume growth in all operations. Transactions reached 1,248.7 million in the quarter, representing a decrease of 2.7% compared to the same quarter of the previous year.

Consolidated Net Sales reached CLP 804,637 million, an increase of 14.6%, explained by revenue growth in the four countries in which we operate as well as by the effect of translating figures to the reporting currency of our foreign subsidiaries.

Consolidated Cost of Sales increased 12.3%, which is mainly explained by (i) the effect of translating figures from our foreign subsidiaries to the reporting currency, (ii) the increase in sales volumes in Brazil and Paraguay, (iii) a higher cost of sugar, (iv) the effect of the shift in the mix towards higher unit cost products in Brazil, Chile and Paraguay, and (v) a higher labor cost in Argentina. This was partially offset by (i) a lower cost of Pet resin, and (ii) lower sales volume in Argentina.

Consolidated Distribution and Administrative Expenses increased 13.5%, which is mainly explained by (i) the effect of translating figures from our foreign subsidiaries to the reporting currency, (ii) higher labor expenses, (iii) higher marketing expenses in Brazil, Chile and Paraguay, and (iv) higher distribution expenses in Brazil and Paraguay, due to higher volumes sold. This was partially offset by (i) lower distribution costs in Argentina and Chile, due to lower volumes sold, and (ii) lower marketing expenses in Argentina.

The aforementioned effects led to a consolidated Operating Income of CLP 124,595 million, an increase of 26.7%. Operating Margin was 15.5%.

Consolidated Adjusted EBITDA reached CLP 160,412 million, increasing by 25.9%. Adjusted EBITDA margin was 19.9%, an expansion of 178 basis points.

Net income attributable to the owners of the controller for the quarter was CLP 70,814 million, an increase of 63.4%, and Net Margin reached 8.8%, an expansion of 263 basis points.

COCA-COLA ANDINA
1Q24 EARNINGS RELEASE
www.koandina.com

ARGENTINA: 1st Quarter 2024 vs. 1st Quarter 2023

	1Q23	1Q24	Var %	1Q23	1Q24	Var %
	(Figures in million CLP)			(Figures in million ARS of March 2024)
Net Sales	174,874	176,566	1.0%	186,196	154,316	-17.1%
Operating Income	32,574	32,063	-1.6%	34,683	28,022	-19.2%
Adjusted EBITDA	40,280	42,123	4.6%	42,888	36,815	-14.2%

Sales volume in the quarter decreased 23.2%, reaching 41.7 million unit cases, explained by the decrease in volume in the Soft Drinks, Waters and Juices and other non-alcoholic beverages categories, partially offset by the increase in the Beer and other alcoholic beverages category. Transactions amounted to 200.1 million, representing a decrease of 23.3%.

Net Sales amounted to CLP 176,566 million, an increase of 1.0%. In local currency, they decreased by 17.1%, which was mainly explained by the aforementioned decrease in volume, partially offset by the increase in the average revenue per unit case sold, as a result of the price increases implemented.

Cost of Sales increased 0.7%, while in local currency it decreased 17.4%, which is mainly explained by (i) lower volume sold, (ii) lower concentrate cost and (iii) lower Pet resin cost. This was offset by (i) higher labor cost and (ii) higher sugar cost.

Distribution Costs and Administrative Expenses increased 2.9% in the reporting currency, while in local currency they decreased 15.5%, which is mainly explained by (i) lower freight and distribution costs, due to the lower volume sold, and (ii) lower marketing expenses. This was partially offset by higher labor expenses.

The aforementioned effects led to an Operating Income of CLP 32,063 million, a decrease of 1.6% compared to the same period of the previous year. Operating Margin was 18.2%. In local currency, Operating Income decreased 19.2%.

Adjusted EBITDA amounted to CLP 42,123 million, an increase of 4.6%. Adjusted EBITDA margin was 23.9%, an expansion of 82 basis points. Adjusted EBITDA in local currency decreased 14.2%.

BRAZIL: 1st Quarter 2024 vs. 1st Quarter 2023

	1Q23	1Q24	Var %	1Q23	1Q24	Var %
	(Figures in million CLP)			(Figures in million BRL)
Net Sales	161,325	232,910	44.4%	1,035	1,218	17.7%
Operating Income	19,771	39,617	100.4%	127	207	62.9%
Adjusted EBITDA	27,238	49,044	80.1%	175	256	46.4%

Sales volume for the quarter reached 80.5 million unit cases, an increase of 9.7%, explained by the increase in all categories. The Non-Alcoholic Beverages Segment represented 98.2% of total sales volume, and grew 9.7%, which was explained by the growth of all categories of the Segment. The Alcoholic Beverages Segment represented 1.8% of total volume and grew by 10.5%, explained by the increase in the Other alcoholic beverages category, partially offset by the decrease in the Beer category. Transactions amounted to 433.0 million, representing an increase of 7.1%.

Net Sales amounted to CLP 232,910 million, an increase of 44.4%. In local currency, Net Sales increased 17.7%, which was mainly explained by the aforementioned increase in volume and the increase in the average revenue per unit case sold. Net Sales of the Non-Alcoholic Beverages segment increased 18.4% in local currency, representing 94.8% of total sales. Net Sales of the Alcoholic Beverages Segment increased 6.0% in local currency, representing 5.2% of total sales.

COCA-COLA ANDINA
1Q24 EARNINGS RELEASE
www.koandina.com

Cost of sales increased 35.3%, while in local currency it increased 10.3%, which is mainly explained by (i) higher sales volume, (ii) a shift in the mix towards higher unit cost products, (iii) a higher cost of concentrate due to price increases, and (iv) a higher cost of sugar. This was partially offset by a lower cost of Pet resin.

Distribution Costs and Administrative Expenses increased 39.9% in the reporting currency. In local currency, they increased 14.2%, which is mainly explained by (i) higher distribution expenses due to higher sales volumes, (ii) higher labor expenses, and (iii) higher marketing expenses.

The aforementioned effects led to an Operating Income of CLP 39,617 million, an increase of 100.4%. Operating Margin was 17.0%. In local currency, Operating Income increased 62.9%.

Adjusted EBITDA reached CLP 49,044 million, an increase of 80.1% over the previous year. Adjusted EBITDA margin was 21.1%, an expansion of 417 basis points. In local currency Adjusted EBITDA increased 46.4%.

CHILE: 1st Quarter 2024 vs. 1st Quarter 2023

	1Q23	1Q24	Var %
	(Figures in million CLP)
Net Sales	312,533	323,240	3.4%
Operating Income	34,053	36,783	8.0%
Adjusted EBITDA	44,738	48,945	9.4%

During the quarter, Sales Volume reached 84.9 million unit cases, a decrease of 2.9%, explained by the decrease in the Soft Drinks, Waters and Juices and other non-alcoholic beverages categories, partially offset by the increase in the Beer and other alcoholic beverages category. Transactions amounted to 482.0 million, representing a decrease of 3.5%. The volume of the Non-Alcoholic Beverages Segment represented 88.0% of total Sales Volume, and decreased by 3.4%, which was explained by the decrease in all categories of the Segment. The volume of the Alcoholic Beverages Segment represented 12.0% of total Sales Volume, and grew 1.5%, explained by the increase in the Beer and other alcoholic beverages categories.

Net Sales reached CLP 323,240 million, a 3.4% growth, which is mainly explained by the increase in the average revenue per unit case sold as a result of price increases, partially offset by the aforementioned decrease in volume. Net Sales of the Non-Alcoholic Beverages segment increased 4.0%, representing 78.6% of total sales. Net Sales of the Alcoholic Beverages Segment increased 1.5%, representing 21.4% of total sales.

Cost of sales increased 3.1%, which is mainly explained by (i) a shift in the mix towards higher unit cost products, (ii) the negative effect of the exchange rate devaluation on our dollarized costs, and (iii) the increase in the cost of certain raw materials, especially sugar. This was partially offset by a lower cost of Pet resin.

Distribution Costs and Administrative Expenses increased 2.1%, which is mainly explained by (i) a higher cost of labor and services provided by third parties, and (ii) higher marketing expenses. This was partially offset by lower freight costs due to lower sales volume.

The aforementioned effects led to an Operating Income of CLP 36,783 million, 8.0% higher when compared to the previous year. Operating Margin was 11.4%.

Adjusted EBITDA reached CLP 48,945 million, an increase of 9.4%. Adjusted EBITDA margin was 15.1%, an expansion of 83 basis points.

COCA-COLA ANDINA
1Q24 EARNINGS RELEASE
www.koandina.com

PARAGUAY: 1st Quarter 2024 vs. 1st Quarter 2023

	1Q23	1Q24	Var %	1Q23	1Q24	Var %
	(Figures in million CLP)			(Figures in million PGY)
Net Sales	53,842	74,263	37.9%	483,986	571,298	18.0%
Operating Income	13,616	18,829	38.3%	122,329	144,650	18.2%
Adjusted EBITDA	16,858	23,081	36.9%	151,481	177,344	17.1%

During the quarter, Sales Volume reached 21.7 million unit cases, an increase of 9.4%, explained by the increase in all categories. Transactions reached 133.6 million, an increase of 12.8%.

Net sales amounted to CLP 74,263 million, an increase of 37.9%. In local currency, Net Sales increased 18.0%, which was mainly explained by the aforementioned increase in volume and higher average revenue per unit case sold.

Cost of Sales in the reporting currency increased 38.0%. In local currency, it increased 18.1%, which is mainly explained by (i) the higher volume sold, (ii) a shift in the mix towards higher unit cost products, and (iii) a higher cost of sugar. This was partially offset by the lower cost of Pet resin.

Distribution Costs and Administrative Expenses increased 37.4%, and in local currency they increased 17.7%. This is mainly explained by (i) higher labor costs and services provided by third parties, (ii) higher marketing expenses, and (iii) higher distribution expenses due to higher volume and higher tariffs.

The aforementioned effects led to an Operating Income of CLP 18,829 million, 38.3% higher when compared to the previous year. Operating Margin reached 25.4%. In local currency, Operating Income increased 18.2%.

Adjusted EBITDA reached CLP 23,081 million, an increase of 36.9%, and Adjusted EBITDA Margin was 31.1%, a contraction of 23 basis points. In local currency Adjusted EBITDA increased 17.1%.

NON-OPERATING RESULTS FOR THE QUARTER

Net Financial Income and Expenses account recorded an expense of CLP 11,603 million, which compares to an expense of CLP 2,288 million in the same quarter of the previous year, mainly explained by (i) the acquisition in Argentina of BOPREAL bonds, which when sold at low value in order to pay foreign suppliers for goods and services acquired in the past, resulted in a loss charged to this line, which amounted to CLP 5,969 million, and (ii) lower financial income, due to a lower cash level compared to the same period of the previous year.

Share of Profit or Loss from Investments Accounted for by the Equity Method went from a gain of CLP 1,070 million to a gain of CLP 1,176 million, which is mainly explained by higher results of subsidiaries in Brazil.

Other Income and Expenses recorded a loss of CLP 8,985 million, compared to a loss of CLP 4,381 million in the same quarter of the previous year, this is mainly explained by higher contingencies in Brazil, as well as related legal fees.

Results by Adjustment Units and Exchange Rate Differences account went from a loss of CLP 11,635 million to a gain of CLP 6,406 million. This gain is mainly explained by the positive effect of the monetary restatement in Argentina. Additionally, we had a lower impact than the previous year on the UF debt held by the Company due to the effect of lower inflation in Chile (0.83% in 1Q24 and 1.32% in 1Q23).

Income Tax went from -CLP 36,006 million to -CLP 40,264 million, a variation that is mainly explained by a higher operating result. This was partially offset by the positive tax effect of the exchange difference, compared to the previous year.

COCA-COLA ANDINA
1Q24 EARNINGS RELEASE
www.koandina.com

CONSOLIDATED BALANCE

The following are the balances of Assets and Liabilities as of the closing date of these financial statements:

	12.31.2023	03.31.2024	Variation
	million CLP	million CLP	million CLP
Assets
Current assets	981,771	986,267	4,496
Non-current assets	1,939,750	2,137,589	197,839
Total Assets	2,921,521	3,123,856	202,335

	12.31.2023	03.31.2024	Variation
	million CLP	million CLP	million CLP
Liabilities
Current liabilities	692,871	616,068	-76,804
Non-current liabilities	1,307,664	1,352,001	44,337
Total Liabilities	2,000,535	1,968,069	-32,466

	12.31.2023	03.31.2024	Variation
	million CLP	million CLP	million CLP
Equity
Non-controlling interests	34,695	35,882	1,187
Equity attributable to the owners of the controller	886,291	1,119,905	233,614
Total Equity	920,985	1,155,787	234,801

At the closing of March 2024, compared to the closing of 2023, the Argentine peso, the Brazilian real and the Paraguayan guarani appreciated against the Chilean peso by 5.2%, 7.8% and 9.2%, respectively, which resulted in an increase in the assets, liabilities and equity accounts due to the effect of translating the figures into the reporting currency. In addition, in accordance with IAS 29, prior to translation, the figures for Argentina are adjusted for accumulated inflation from the end of 2023 to the reporting currency (March 2024), which increases the local currency figures by 51.5%.

Assets

Total assets increased by CLP 202,335 million, 6.9% compared to December 2023.

Current assets increased by CLP 4,496 million, 0.5% compared to December 2023, mainly due to the increase in Inventories (CLP 24,400 million) as a result of higher purchases of raw materials and, to a lesser extent, finished products in the Argentine operation, and the increase in Other current non-financial assets (CLP 13,730 million) as a result of higher advances to suppliers in Argentina. This increase was partially offset by a decrease in Trade and other current accounts receivable (-CLP 33,114 million) due to seasonal factors as December is the highest sales month of the year and therefore accounts receivable are high compared to an average month.

Non-current assets increased by CLP 197,839 million, 10.2% compared to December 2023, mainly due to the increase in Property, plant and equipment (CLP 123,026 million), which is explained by the effect of the conversion of figures and IAS 29 adjustments (CLP 124,051 million), added to the investments made, partially offset by the Depreciation account. In addition to the above, there was an increase in Intangible assets other than goodwill (CLP 38,055 million) and an increase in Goodwill (CLP 27,708 million), mainly due to the effect of translating the figures of our foreign subsidiaries into the reporting currency.

Liabilities and Equity

Total liabilities decreased by CLP 32,466 million, 1.6% compared to December 2023.

Current liabilities decreased by CLP 76,804 million, 11.1% compared to December 2023, mainly due to the decrease in Trade and other current accounts payable (- CLP 55,030 million) due to seasonal factors as December is the month with the highest sales of the year and therefore a month with high accounts payable to suppliers. In addition to the above decrease, there was a decrease in Other non-financial current liabilities (- CLP 32,815 million) due to the payment of the interim dividend in January of this year, which was a liability in December 2023.

On the other hand, non-current liabilities increased by CLP 44,337 million, 3.4% compared to December 2023, mainly due to the increase in Deferred tax liabilities (CLP 25,357 million) resulting from the translation effect of the deferred liability for distribution rights and fixed assets. In addition, there was an increase in Other non-current financial liabilities (CLP 12,156 million), mainly due to the increase in the bond debt resulting from the increase in the UF and the depreciation of the Chilean peso against the US dollar and the Swiss franc, partially offset by the decrease in the mark-to-market liability on the cross-currency swaps of the 2020 Senior Notes issued in the US market.

Equity increased by CLP 234,801 million, 25.5% compared to December 31, 2023, due to the increase in Accumulated earnings from profits earned during the period (CLP 70,814 million) and the restatement of the equity balances of our subsidiary in Argentina in accordance with IAS 29 (CLP 87,247 million). The increase in Accumulated earnings is in addition to the increase in Other reserves (CLP 75,553 million) due to the positive effect of the translation of figures of our foreign subsidiaries.

COCA-COLA ANDINA
1Q24 EARNINGS RELEASE
www.koandina.com

FINANCIAL ASSETS AND LIABILITIES

CONSOLIDATED NET FINANCIAL DEBT	(million USD)
Total Financial Assets	426
Cash and Cash Equivalent (1)	307
Other current financial assets (1)	69
Net valuation of Hedge Derivatives (2)	50

Financial Debt	1,093
Bonds on the international market	489
Bonds on the local market (Chile)	546
Bank Debt and Others	58

Net Financial Debt	667

(1) Financial Assets corresponding to Cash and Cash Equivalents and Other current financial assets are held invested in low-risk instruments such as time deposits, short-term fixed-income mutual funds and others.

(2) Considers the net effect of valuations in favor of and against hedge derivatives.

CURRENCY EXPOSURE (%)
	Financial Assets (1)	Financial Debt (3)
CLP (Chile)	31%	26%
Unidad de Fomento (CLP indexed to inflation)	14%	53%
BRL (Brazil)	32%	20%
PGY (Paraguay)	18%	0%
ARS (Argentina)	1%	0%
USD (United States)	4%	1%
CHF (Switzerland)	0%	0%
Total	100%	100%

(3) Includes valuation of hedge derivatives.

RISK RATING
Local rating agencies	Rating
ICR	AA+
Fitch Chile	AA+

International rating agencies	Rating
Standard & Poors	BBB
Fitch Ratings, Inc.	BBB+

DEBT AMORTIZATION PROFILE

CASH FLOW

	03.31.2023	03.31.2024	Variation
	million CLP	million CLP	million CLP	%
Cash flow
Operating	69,622	72,938	3,316	4.8%
Investment	-51,532	-62,521	-10,989	21.3%
Financing	-33,508	-27,583	5,925	-17.7%
Net Cash Flow for the period	-15,418	-17,166	-1,748	11.3%

Cash flow variations are explained as follows:

Operating activities generated a positive net cash flow of CLP 72,938 million, higher than the CLP 69,622 million recorded in the same period of 2023, mainly due to higher revenues from the sale of goods, partially offset by higher operating and supplier payments.

Investing activities generated a negative cash flow of CLP 62,521 million, with a negative variation of CLP 10,989 million with respect to the previous year, which is mainly explained by a higher investment in Capex.

Financing activities generated a negative cash flow of CLP 27,583 million, with a positive variation of CLP 5,925 million with respect to the previous year, which is mainly explained by the obtainment of short-term financing in the Chilean operation, partially offset by a higher net dividend payment in 2024.

COCA-COLA ANDINA
1Q24 EARNINGS RELEASE
www.koandina.com

MAIN INDICATORS

INDICATOR	Definition	Unit	Mar 24	Dec 23	Mar 23	Mar 24 vs Dec 23		Mar 24 vs Mar 23
LIQUIDITY
Current liquidity	Current Asset Current Liability	Times	1.6	1.4	1.3	13.0%		24.1%
Acid ratio	Current Asset – Inventory Current Liability	Times	1.2	1.1	1.0	9.5%		20.2%
ACTIVITY
Investment		Million CLP	44,643	222,620	40,682	-79.9%		9.7%

Inventory turnover	Cost of Sales Average Inventory	Times	1.9	6.7	1.7	-70.9%		12.2%

INDEBTEDNESS
Indebtedness ratio	Net Financial Debt* Total Equity*	Times	0.6	0.7	0.6	-17.8%		-6.2%

Financial exp. coverage	Adjusted EBITDA (12M) Financial Expenses* (12M) – Financial Income* (12M)	Times	15.1	13.6	19.5 (4)	11.0%		-22.6%

Net financial debt / Adjusted EBITDA	Net Financial Debt Adjusted EBITDA (12M)	Times	1.2	1.4	1.2	-12.0%		-3.3%
PROFITABILITY
On Equity	Net Income Fiscal Year (12M) Average Equity	%	19.8%	19.7%	15.4%	0.1	pp	4.4	pp

On Total Assets	Net Income Fiscal Year (12M) Average Equity	%	6.6%	5.8%	4.6%	0.8	pp	1.9	pp

Liquidity

Current Liquidity showed a positive variation of 13.0% with respect to December 2023, explained by the 11.1% decrease in current liabilities, added to the 0.5% increase in current assets.

The Acid Ratio showed an increase of 9.5% with respect to December 2023, for the reasons explained above, in addition to the increase in inventories (10.5%) in the period. Current assets excluding inventories showed a decrease of 2.7% compared to December 2023.

Activity

At the closing of March 2024, investments reached Ch$44,643 million, representing an increase of 9.7% compared to the same period of 2023, mainly explained by higher productive investments.

Inventory turnover reached 1.9 times, representing an increase of 12.2% compared to the same period of 2023, mainly explained by the increase in the cost of sales by 12.3% compared to the same period of 2023, added to the increase in the average inventory (0.2%).

Indebtedness

Indebtedness ratio reached 0.6 times at the closing of March 2024, a decrease of 17.8% compared to the closing of December 2023. This is mainly due to the 25.5% increase in equity, which was higher than the 3.2% increase in net financial debt.

The Financial Expense Coverage indicator shows an increase of 11.0% compared to December 2023, reaching a value of 15.1 times. This was due to the increase in the 12 rolling months Adjusted EBITDA (17.3%) was higher than the increase in the 12 rolling months net financial expenses (5.6%).

Net financial debt/Adjusted EBITDA reached 1.2 times, a decrease of 12.0% compared to December 2023. This was due to the 17.3% increase in Adjusted EBITDA, which was higher than the 3.2% increase in net financial debt.

* For definitions, please refer to the Glossary on page 13 of this document.

(4) Due to a change in the criteria used to calculate Adjusted EBITDA for the rolling 12-month period, this value differs from that previously reported.

COCA-COLA ANDINA
1Q24 EARNINGS RELEASE
www.koandina.com

Profitability

Return on Equity reached 19.8%, 0.1 percentage points higher than the indicator measured in December 2023. This result is due to the increase in Net Income for the 12-month rolling period (16.0%), which was higher than the increase in average Equity (15.2%).

Meanwhile, Return on Total Assets was 6.6%, 0.8 percentage points higher than the indicator measured in December 2023, explained by the increase in Net Income for the 12-month period of 16.0%, which was higher than the increase in Average Assets (1.9%).

MACROECONOMIC INFORMATION

INFLATION

	Accumulated 3M24	LTM
Argentina*	51.54%	287.50%
Brazil	1.42%	3.93%
Chile	1.71%	3.70%
Paraguay	2.00%	3.60%

*Official inflation reported by the National Institute of Statistics and Censuses of Argentina (INDEC). It should be mentioned that the inflation used to express Argentina's figures in accordance with IAS 29 corresponds to inflation estimated by the Central Bank of the Argentine Republic (in its Survey of Market Expectations report), which is also adjusted for the difference between the estimate (by the Central Bank) and the actual inflation of the previous month (INDEC).

	Local currency/USD		CLP/local currency
	(Average exchange rate*)		(Average exchange rate*)
EXCHANGE RATES USED	1Q23	1Q24	1Q23	1Q24
Argentina	209.0	858.0	3.8	1.1
Brazil	5.19	4.95	156.01	191.42
Chile	810	948	N.A	N.A
Paraguay	7,289	7,299	0.11	0.13

*Except Argentina, where the closing exchange rate is used, in accordance with IAS 29.

MARKET RISK ANALYSIS

The Company’s risk management is the responsibility of the office of the Chief Executive Officer, (through the areas of Corporate Management Control, Sustainability and Risks, which depends on the office of the Chief Financial Officer), as well as each of the management areas of Coca-Cola Andina. The main risks that the Company has identified and that could possibly affect the business are as follows:

Relationship with The Coca-Cola Company

A large part of the Company’s sales derives from the sale of products whose trademarks are owned by The Coca-Cola Company, which has the ability to exert an important influence on the business through its rights under the Licensing or Bottling Agreements. In addition, we depend on The Coca-Cola Company to renew these Bottling Agreements.

Non-alcoholic beverage business environment

Consumers, public health officials, and government officials in our markets are increasingly concerned about the public health consequences associated with obesity, which can affect demand for our products, especially those containing sugar.

The Company has developed a large portfolio of sugar-free products and has also made reformulations to some of its sugary products, significantly reducing sugar contents of its products.

Raw material prices and exchange rate

Many raw materials are used in the production of beverages and packaging, including sugar and PET resin, the prices of which may present great volatility. In the case of sugar, the Company sets the price of a part of the volume that it consumes with some anticipation, in order to avoid having large fluctuations of cost that cannot be anticipated.

In addition, these raw materials are traded in dollars; the Company has a policy of hedging in the futures market a portion of the dollars it uses to buy raw materials.

Instability in the supply of utilities and raw materials

In the countries in which we operate, our operations depend on a stable supply of utilities, fuel and raw materials. Power outages or water shut offs as well as the lack of raw materials may result in interruptions of our production. The Company has mitigation plans to reduce the effects of eventual interruptions in the supply of utilities and raw materials.

COCA-COLA ANDINA
1Q24 EARNINGS RELEASE
www.koandina.com

Economic conditions of the countries where we operate

The Company maintains operations in Argentina, Brazil, Chile and Paraguay. The demand for our products largely depends on the economic situation of these countries. Moreover, economic instability can cause depreciation of the currencies of these countries, as well as inflation, which may eventually affect the Company’s financial situation.

New tax laws or modifications to tax incentives

We cannot ensure that any government authority in any of the countries in which we operate will not impose new taxes or increase existing taxes on our raw materials, products or containers. Likewise, we cannot assure that these authorities are going to uphold and/or renew tax incentives that currently benefit some of our operations.

A devaluation of the currencies of the countries where we have our operations, regarding the Chilean peso, can negatively affect the results reported by the Company in Chilean pesos

The Company reports its results in Chilean pesos, while a large part of its revenues and Adjusted EBITDA comes from countries that use other currencies. Should currencies devaluate regarding the Chilean peso, this would have a negative effect on the results of the Company, upon the translation of results into Chilean pesos.

The imposition of exchange controls could restrict the entry and exit of funds to and from the countries in which we operate, which could significantly limit our financial capacity

The imposition of exchange controls in the countries in which we operate could affect our ability to repatriate profits, which could significantly limit our ability to pay dividends to our shareholders. Additionally, it may limit the ability of our foreign subsidiaries to finance payments of U.S. dollar denominated liabilities required by foreign creditors.

Civil unrest in Chile could have a material adverse effect on general economic conditions in Chile and our business and financial condition

Since October 18, 2019, there have been protests and demonstrations in Chile, seeking to reduce inequality, including claims about better pensions, improvement in health plans and reduced health care costs, reduction in the cost of public transportation, better wages, among others. Sometimes demonstrations have been violent, causing damage to public and private property.

We cannot predict the extent to which the Chilean economy will be affected by the civil unrest, nor can we predict if government policies enacted as a response to the civil unrest will have a negative impact on the Chilean economy and our business. Neither can we assure that demonstrations and vandalism will not cause damage to our logistics and production infrastructure. So far, the Company has not been affected in any material respect.

Our business is subject to risks arising from pandemics such as the COVID-19.

Pandemics pose the risk that we or our employees, contractors, suppliers and other partners may be limited or prevented from conducting business activities for an indefinite period of time, including due to shutdowns that may be requested or mandated by governmental authorities. Additionally, we may experience raw material supply disruptions. Pandemics and related government measures could adversely affect our business and results of operations, potentially materially.

A more detailed analysis of business risks is available in the Company’s 20-F and Annual Report, available on our website.

COCA-COLA ANDINA
1Q24 EARNINGS RELEASE
www.koandina.com

RECENT EVENTS

Resolutions of the General Shareholders’ Meeting

The following resolutions were adopted at the General Shareholders’ Meeting of Embotelladora Andina S.A. held on April 25, 2024, among others:

1.	To approve the Annual Report, the Statement of Financial Position and the Financial Statements for the fiscal year 2023; as well as the Report of the Independent Auditing Firm with respect to the mentioned Financial Statements;

2.	To approve earnings distribution and dividend payments;

3.	To approve the statement regarding the Company's dividend policy and information on the procedures used in the distribution and payment of dividends;

4.	To approve the complete renewal of the Board of Directors, composed of the following persons:

SERIES A:

Domingo Cruzat Amunategui

Gonzalo Parot Palma

Roberto Mercadé

Luis Felipe Avellar

José Antonio Garcés Silva

Eduardo Chadwick Claro

Juan Claro González

Gonzalo Said Handal

Francisca Yáñez

Salvador Said Somavía

Carmen Román Arancibia

Juan Gerardo Jofré Miranda

SERIES B:

Georges De Bourguignon Arndt

Jacqueline Saquel Mediano

5.	To Approve the determination of the remuneration of the Directors, the members of the Culture, Ethics and Sustainability Committee, the members of the Executive Committee, the members of the Directors' Committee established pursuant to Article 50 bis of the Corporations Law of Chile, and the members of the Audit Committee established pursuant to the Sarbanes & Oxley Act of the United States; as well as the annual management report and the expenses incurred by the Directors' Committee and the expenses of the Board of Directors for the fiscal year 2023;

6.	To appoint PricewaterhouseCoopers Consultores, Auditores y Compañia Limitada as independent auditors for the fiscal year 2024;

7.	To appoint the following companies as the Company's Risk Rating Agencies for the fiscal year 2024: Fitch Chile Clasificadora de Riesgo Limitada and International Credit Rating Clasificadora de Riesgo Limitada as local rating agencies and Fitch Ratings, Inc. and S&P Global Ratings as international rating agencies.

8.	Approve the account of the resolutions of the Board of Directors regarding the operations referred to in Articles 146 and following of Law No. 18,046, subsequent to the last Shareholders' Meeting; and

9.	To designate the Diario Financiero as the newspaper in which notices and announcements of General and Special Shareholders' Meetings shall be published.

Regarding number 2 above, the Meeting agreed to ratify the interim dividends paid out of 2023 fiscal year earnings, and to approve the distribution of earnings and the distribution of new dividends as described below:

1.	A first, final dividend No. 230, paid out of 2023 fiscal year earnings for the following amounts:

a)	CLP 32 (thirty-two Chilean pesos) per each Series A Share; and

b)	CLP 35.2 (thirty-five point two Chilean pesos) per each Series B Share.

The new dividend indicated above will be paid beginning May 23, 2024.

2.	A second final dividend No. 231 paid out of Accumulated Earnings, for the following amounts:

a)	CLP 30 (thirty Chilean pesos) per each Series A Share; and

b)	CLP 33 (thirty-three Chilean pesos) per each Series B share.

COCA-COLA ANDINA
1Q24 EARNINGS RELEASE
www.koandina.com

The new dividends indicated above will be paid beginning May 30, 2024.

The Shareholders Registry will close for the payment of the aforementioned dividends on the fifth business day prior to the respective payment start date.

GLOSSARY

Adjusted EBITDA: includes Revenue, Costs of Sales, Distribution Costs and Administrative Expenses, included in the Financial Statements submitted to Chile’s Financial Market Commission and determined in accordance with IFRS, plus Depreciation.

Currency-neutral of a quarter q for a Q year is calculated using the same ratio of local currencies to the Chilean peso as the q quarter of the Q-1 year. In the case of Argentina, given that it is a hyperinflationary economy, the result of the q quarter is also deflated by inflation of the last 12 months.

Financial Expenses: correspond to interest generated by the Company’s financial debt.

Financial Income: corresponds to the interest generated by the Company's cash.

Net Financial Debt: considers the consolidated financial liability that accrues interest, i.e.: (i) other current financial liabilities, plus (ii) other non-current financial liabilities, less (iii) the sum of cash and cash equivalent; plus other current financial assets; plus other non-current financial assets (to the extent that they correspond to the balances of assets for derivative financial instruments, taken to cover exchange rate risk and/or interest rate of financial liabilities).

Operating Income: includes Revenue, Costs of Sales, Distribution Costs and Administrative Expenses, included in the Financial Statements submitted to Chile Financial Market Commission and determined in accordance with IFRS.

Total Equity: corresponds to the equity attributable to the owners of the controller plus non-controlling interests.

Transactions: refers to the number of units sold, regardless of size.

Volume: expressed in Unit Cases (UCs), which is the conventional measurement used to measure sales volume in the Coca-Cola System worldwide.

ADDITIONAL INFORMATION

STOCK EXCHANGES ON WHICH WE TRADE
ANDINA-A ANDINA-B	AKO/A AKO/B

ESG INDICES IN WHICH WE PARTICIPATE
Dow Jones Sustainability Index Chile Dow Jones Sustainability MILA Pacific Alliance Index.

NUMBER OF SHARES
TOTAL: 946,570,604	SERIES A: 473,289,301	SERIES B: 473,281,303	SHARES PER ADR: 6

COCA-COLA ANDINA
1Q24 EARNINGS RELEASE
www.koandina.com

ABOUT COCA-COLA ANDINA

Coca-Cola Andina is among the three largest Coca-Cola bottlers in Latin America, servicing franchised territories with almost 57.4 million people, delivering 882.6 million unit cases or 5,011 million liters of soft drinks, juices, bottled water, beer and other alcoholic beverages during 2023. Coca-Cola Andina has the franchise to produce and commercialize Coca-Cola products in certain territories in Argentina (through Embotelladora del Atlántico), in Brazil (through Rio de Janeiro Refrescos), in Chile, (through Embotelladora Andina) and in all of Paraguay (through Paraguay Refrescos). The Chadwick Claro, Garcés Silva, Said Handal and Said Somavía families control Coca-Cola Andina in equal parts. The Company's value generation proposal is to become a Total Beverage Company, using existing resources efficiently and sustainably, developing a relationship of excellence with consumers of its products, as well as with its collaborators, customers, suppliers, the community in which it operates and with its strategic partner The Coca-Cola Company, in order to increase ROIC for shareholders in the long term. For more company information visit www.koandina.com.

This document may contain projections reflecting Coca-Cola Andina’s good faith expectation and are based on currently available information. However, the results that are finally obtained are subject to diverse variables, many of which are beyond the Company's control, and which could materially impact the current performance. Among the factors that could change the performance are the political and economic conditions on mass consumption, pricing pressures resulting from competitive discounts of other bottlers, weather conditions in the Southern Cone and other risk factors that would be applicable from time to time, and which are periodically informed in reports filed before the appropriate regulatory authorities, and which are available on our website.

COCA-COLA ANDINA
1Q24 EARNINGS RELEASE
www.koandina.com

Embotelladora Andina S.A.

First Quarter Results for the period ended March 31, 2024. Reported figures, IFRS GAAP.

(In nominal million Chilean pesos, except per share)

	January-March 2024					January-March 2023
	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)	% Ch.
Volume total beverages (Million UC)	84.9	80.5	41.7	21.7	228.8	87.4	73.4	54.4	19.8	235.0	-2.6%
Transactions (Million)	482.0	433.0	200.1	133.6	1,248.7	499.4	404.3	261.1	118.4	1,283.2	-2.7%

Net sales	323,240	232,910	176,566	74,263	804,637	312,533	161,325	174,874	53,842	701,856	14.6%
Cost of sales	(214,165)	(137,788)	(87,453)	(40,760)	(477,741)	(207,685)	(101,874)	(86,876)	(29,546)	(425,264)	12.3%
Gross profit	109,075	95,123	89,114	33,503	326,897	104,848	59,451	87,997	24,296	276,592	18.2%
Gross margin	33.7%	40.8%	50.5%	45.1%	40.6%	33.5%	36.9%	50.3%	45.1%	39.4%
Distribution and administrative expenses	(72,291)	(55,505)	(57,051)	(14,674)	(199,521)	(70,794)	(39,680)	(55,424)	(10,680)	(176,578)	13.0%

Corporate expenses (2)					(2,780)					(1,677)	65.8%
Operating income (3)	36,783	39,617	32,063	18,829	124,595	34,053	19,771	32,574	13,616	98,336	26.7%
Operating margin	11.4%	17.0%	18.2%	25.4%	15.5%	10.9%	12.3%	18.6%	25.3%	14.0%
Adjusted EBITDA (4)	48,945	49,044	42,123	23,081	160,412	44,738	27,238	40,280	16,858	127,437	25.9%
Adjusted EBITDA margin	15.1%	21.1%	23.9%	31.1%	19.9%	14.3%	16.9%	23.0%	31.3%	18.2%

Financial (expenses) income (net)					(11,603)					(2,288)	407.2%
Share of (loss) profit of investments accounted for using the equity method					1,176					1,070	9.9%
Other income (expenses) (5)					(8,985)					(4,381)	105.1%
Results by readjustement unit and exchange rate difference					6,406					(11,635)	-155.1%

Net income before income taxes					111,590					81,103	37.6%

Income tax expense					(40,264)					(36,006)	11.8%

Net income					71,326					45,097	58.2%

Net income attributable to non-controlling interests					(512)					(1,759)	-70.9%
Net income attributable to equity holders of the parent					70,814					43,339	63.4%
Net margin					8.8%					6.2%

WEIGHTED AVERAGE SHARES OUTSTANDING					946.6					946.6
EARNINGS PER SHARE					74.8					45.8
EARNINGS PER ADS					448.9					274.7	63.4%

(1) Total may be different from the addition of the four countries because of intercountry eliminations.

(2) Corporate expenses partially reclassified to the operations.

(3) Operating Income considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS.

(4) Adjusted EBITDA considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS, plus Depreciation.

(5) Other income (expenses) includes the following lines of the income statement by function included in the published financial statements in the Financial Market Comission: "Other income", "Other expenses" and "Other (loss) gains".

Embotelladora Andina S.A.

First Quarter Results for the period ended March 31, 2024.

(In local nominal currency of each period, except Argentina (3))

	January-March 2024				January-March 2023
	Chile Million Ch$	Brazil Million R$	Argentina (3) Million AR$	Paraguay Million G$	Chile Million Ch$	Brazil Million R$	Argentina (3) Million AR$	Paraguay Million G$
	Nominal	Nominal	IAS29	Nominal	Nominal	Nominal	IAS 29	Nominal
Total beverages volume (Million UC)	84.9	80.5	41.7	21.7	87.4	73.4	54.4	19.8
Transactions (Million)	482.0	433.0	200.1	133.6	499.4	404.3	261.1	118.4

Net sales	323,240	1,217.9	154,316.4	571,298	312,533	1,034.8	186,196.0	483,986
Cost of sales	(214,165)	(720.9)	(76,432.4)	(313,600)	(207,685)	(653.6)	(92,501.3)	(265,586)
Gross profit	109,075	497.0	77,884.1	257,698	104,848	381.2	93,694.7	218,400
Gross margin	33.7%	40.8%	50.5%	45.1%	33.5%	36.8%	50.3%	45.1%
Distribution and administrative expenses	(72,291)	(290.2)	(49,861.6)	(113,048)	(70,794)	(254.2)	(59,012.1)	(96,070)

Operating income (1)	36,783	206.8	28,022.5	144,650	34,053	127.0	34,682.6	122,329
Operating margin	11.4%	17.0%	18.2%	25.3%	10.9%	12.3%	18.6%	25.3%
Adjusted EBITDA (2)	48,945	256.1	36,814.9	177,344	44,738	174.9	42,888.0	151,481
Adjusted EBITDA margin	15.1%	21.0%	23.9%	31.0%	14.3%	16.9%	23.0%	31.3%

(1) Operating Income considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS.

(2) Adjusted EBITDA considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS, plus Depreciation.

(3) Argentina 2024 figures are presented in accordance to IAS 29, in March 2024 currency. 2023 figures are also presented in accordance to IAS 29, in March 2024 currency.

Embotelladora Andina S.A.

Consolidated Balance Sheet

(In million Chilean pesos)

				Variation %
ASSETS	03-31-2024	12-31-2023	03-31-2023	12-31-2023	03-31-2023
Cash + Time deposits + market. Securit.	370,789	370,969	506,747	0.0%	-26.8%
Account receivables (net)	277,422	315,053	236,189	-11.9%	17.5%
Inventories	257,453	233,053	243,868	10.5%	5.6%
Other current assets	80,604	62,695	40,473	28.6%	99.2%
Total Current Assets	986,267	981,771	1,027,277	0.5%	-4.0%

Property, plant and equipment	2,233,159	1,963,421	1,851,677	13.7%	20.6%
Depreciation	(1,237,744)	(1,091,032)	(1,071,057)	13.4%	15.6%
Total Property, Plant, and Equipment	995,415	872,389	780,620	14.1%	27.5%

Investment in related companies	95,615	91,799	91,688	4.2%	4.3%
Goodwill	149,812	122,104	122,443	22.7%	22.4%
Other long term assets	896,747	853,458	812,881	5.1%	10.3%
Total Other Assets	1,142,174	1,067,361	1,027,012	7.0%	11.2%

TOTAL ASSETS	3,123,856	2,921,521	2,834,909	6.9%	10.2%

				Variation %
LIABILITIES & SHAREHOLDERS' EQUITY	03-31-2024	12-31-2023	03-31-2023	12-31-2023	03-31-2023
Short term bank liabilities	8,178	1,501	717	444.9%	1041.2%
Current portion of bonds payable	22,755	27,479	307,086	-17.2%	-92.6%
Other financial liabilities	23,239	24,017	24,082	-3.2%	-3.5%
Trade accounts payable and notes payable	483,009	524,958	394,812	-8.0%	22.3%
Other liabilities	78,887	114,917	69,536	-31.4%	13.4%
Total Current Liabilities	616,068	692,871	796,232	-11.1%	-22.6%

Long term bank liabilities	13,444	13,404	13,242	0.3%	1.5%
Bonds payable	993,965	953,660	748,652	4.2%	32.8%
Other financial liabilities	49,073	77,262	75,364	-36.5%	-34.9%
Other long term liabilities	295,520	263,338	267,251	12.2%	10.6%
Total Long Term Liabilities	1,352,001	1,307,664	1,104,509	3.4%	22.4%

Minority interest	35,882	34,695	29,611	3.4%	21.2%

Stockholders' Equity	1,119,905	886,291	904,557	26.4%	23.8%

TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	3,123,856	2,921,521	2,834,909	6.9%	10.2%

Financial Highlights

(In million Chilean pesos)

	Accumulated
ADDITIONS TO FIXED ASSETS	03-31-2024	12-31-2023	03-31-2023
Chile	16,549	107,314	23,459
Brazil	9,977	54,082	5,722
Argentina	17,349	44,729	9,174
Paraguay	768	16,495	2,327
Total	44,643	222,620	40,682

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.

	By:	/s/ Andrés Wainer
	Name:	Andrés Wainer
	Title:	Chief Financial Officer

Santiago, April 30, 2024